SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Provides Preliminary Financial Outlook for 2023

São Paulo, January 4, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, provides its preliminary financial outlook for 2023. GOL’s guidance reflects expected passenger and loyalty program revenues, cash flow, interest expense, oil prices and exchange rates, and fleet and network plans. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

The Company’s guidance highlights key metrics which impact financial results. GOL provides forward-looking information that is focused on the main metrics the Company uses to measure business performance. These indicators are useful for investors and analysts who project GOL’s results.

Highlights:

•	To meet the expected domestic air travel demand for 2023 of approximately 100 billion RPKs, the Company plans to operate an average of 120 aircraft in its network during the year.
•	GOL expects to end 2023 with 53 Boeing MAX aircraft in its fleet. The new and more efficient Boeing MAX will contribute to enhanced productivity, lower unit costs, and reduced carbon emissions.
•	The Company’s revenue for 2023 is expected to increase around 32% compared to 2022. GOL estimates that its 2023 results will include savings of R$450 million from the re-incorporation of Smiles and R$400 million from the additional MAX aircraft in the fleet. In 2023, GOL expects to generate approximately R$4.5 billion of operating cash flow and neutral free cash flow after net capex and debt service. Total liquidity and available cash are expected to remain stable when compared to end of 2022.
Financial Outlook (Consolidated, IFRS)	2022E	2023E
	Previous	Updated	Preliminary
Total operational fleet (average)	100 - 102	102	118 - 122
ASKs, System (% change)	50 - 55%	~50%	20 - 25%
Seats, System (% change)	50 - 55%	~50%	25 - 30%
Departures, System (% change)	50 - 55%	~50%	25 - 30%
Average load factor (%)	~81%	~80%	~80%
Net revenues (R$bn)	~15.4	~15.2	~20.0
Non-fuel CASK[2] (US$ cents)	~3.7	~3.7	~3.6
Fuel price (R$/liter)	~5.9	~5.8	~5.3
EBITDA margin² (%)	~19%	~18%	~24%
EBIT margin² (%)	~7%	~7%	~14%
Net financial expense[3] (R$bn)	~1.9	~1.9	~2.0
Pre-tax margin[3] (%)	~0%	~(13)%	~4%
Effective income tax rate (%)	~0%	~2%	~24%
Capex, net[4] (R$mm)	~650	~650	~700
Aircraft Acquisitions (R$mm)	~900	~900	~1,000
Aircraft Debt (7x Annual Aircraft Rent) (US$bn)	~3.2	~3.4	~3.5
Financial Debt (US$bn)	~2.2	~2.3	~2.4
Net Debt5 / EBITDA[2] (x)	~9x	~10x	~6x
Fully-diluted shares out[6] (mm)	~435	~435	~435
EPS, fully diluted (R$)[3]	~0	~(4.6)	~0.3
Fully-diluted ADS out.[6] (mm)	~217.5	~217,5	~217.5
EPADS, fully diluted (US$)[3]	~0	~(2.3)	~0.2

(1)	Cargo. loyalty. buy-on-board and other ancillary revenues; (2) Recurring operating results, excluding cargo aircraft; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Capex, net is calculated as gross capex (capitalized aircraft maintenance) less financed capex (credit facilities to finance assets and capitalized maintenance costs) ; (5) Including 7x annual aircraft lease payments and excluding perpetual bonds; and (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.
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GOL Provides Preliminary Financial Outlook for 2023

The current guidance may be adjusted in order to incorporate the evolution of GOL’s operating and financial performance and any eventual changes to the Brazilian economy and GOL’s broader economic environment, including variations in economic growth, interest rates, exchange rates, and international oil price trends.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 13,700 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 145 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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GOL Provides Preliminary Financial Outlook for 2023

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer